Exhibit 99.1

AB Svensk Exportkredit

Certain non-IFRS Financial Measures used in the Interim Report

Adjusted operating profit (Core Earnings)

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which we refer to in such reports and presentations as “Kärnresultatet”, and which we refer to herein as our “Adjusted Operating Profit (Core Earnings).” Adjusted Operating Profit (Core Earnings) is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

SEK’s management considers — and SEK believes that its sole shareholder, the Kingdom of Sweden, considers — Adjusted Operating Profit (Core Earnings) to be a useful supplemental measure in evaluating the performance of SEK’s business over the long term, because it excludes that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

Because Adjusted Operating Profit (Core Earnings) ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business areas, business portfolios and individual managers), and for budgeting and forecasting purposes.  Adjusted Operating Profit (Core Earnings) is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our Adjusted Operating Profit (Core Earnings) only marginally.  Adjusted Operating Profit (Core Earnings) is the primary basis for calculating the amount of variable remuneration payable under the Company’s employee-incentive programs to all of our permanent employees except for a small number of employees working in our advisory services business and our chief executive officer and chief accounting officer.  In the year ended December 31, 2008, Adjusted Operating Profit (Core Earnings) was the primary basis for calculating the amount of variable remuneration payable to 170 employees.

While strongly cautioning that Adjusted Operating Profit (Core Earnings) should not be considered in isolation as a measure of SEK’s profitability and is not a substitute for the most directly comparable IFRS measure (which is operating profit), SEK believes that it is important to disclose its Adjusted Operating Profit (Core Earnings) in its reports filed with the SEC so as to communicate equivalent information to all of the Company’s investors worldwide, and so as to make investors aware of our management’s use of a non-IFRS measure in the steering and planning of our business.  Please note, however, that SEK’s management generally considers the Company’s operating profit calculated in accordance with IFRS, alongside its Adjusted Operating Profit (Core Earnings), in making important business decisions.

Adjusted Operating Profit (Core Earnings) amounted to Skr 1,048.6 million in the nine-month period ended September 30, 2010, a decrease of approximately 16.9 percent, as compared to the nine-month period ended September 30, 2009 (when Adjusted Operating Profit (Core Earnings) amounted to Skr 1,262.2 million).

Adjusted operating profit (Core earnings) is derived from IFRS as follows:

(Skr million)	July- Sep, 2010	April- June, 2010	July- Sep, 2009	Jan- Sep, 2010	Jan- Sep, 2009	Jan- Dec, 2009

Consolidated Operating profit reported under IFRS	456.7	235.8	319.0	971.7	1,674.8	2,368.6

Less: changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives, reported as part of Net results of financial transactions – see note 2 to the unaudited financial statements included in the Report	(15.7)	53.1	25.2	76.9	(412.6)	(769.3)

Adjusted operating profit (Core Earnings)	441.0	288.9	344.2	1,048.6	1,262.2	1,599.3

Return on equity (Core Earnings)

SEK also discloses pre-tax and after-tax returns on equity on the basis of Core Earnings.  In calculating equity for this purpose, we have disregarded equity attributable to reserves carried against those assets whose changes in values are deducted from operating profit to reach Core Earnings.

		July- Sep, 2010	April- June, 2010	July- Sep, 2009	Jan- Sep, 2010	Jan- Sep, 2009	Jan- Dec, 2009

Total opening balance of equity in accordance with IFRS		13,455.2	13,455.2	10,394.3	13,455.2	10,394.3	10,394.3
Less:	4/9 of the dividend paid in May, 2010	(518.0)	(172.7)	—	(230.2)	—	—
Less:	After-tax adjustments at transition to IFRS: Effects of changes in fair value at January 1, 2007	25.1	25.1	25.1	25.1	25.1	25.1
Less:	Accumulated after-tax change in market valuation according to IFRS after January 1, 2007	(72.6)	(72.6)	494.4	(72.6)	494.4	494.4
Less:	After-tax changes in reserves after January 1, 2007	(1,462.1)	(1,462.1)	(92.5)	(1,462.1)	(92.5)	(92.5)
		11,427.6	11,772.9	10,821.3	11,715.4	10,821.3	10,821.3
Pre-tax (Adjusted operating profit (Core Earnings)), (annualized)		1,764.0	1,155.2	1,376.8	1,398.1	1,682.9	1,599.3
Pre-tax return on equity (Adjusted operating profit (Core Earnings))		15.4%	9.8%	12.8%	11.9%	15.6%	14.8%
Net profit (Adjusted operating profit (Core Earnings)): Pre-tax (Adjusted operating profit (Core Earnings)), less effect of 26.3% standard tax rate (annualized)		1,300.1	851.4	1,014.7	1,030.4	1,240.9	1,178.7
After tax return on equity (Adjusted operating profit (Core Earnings))		11.4%	7.2%	9.4%	8.8%	11.5%	10.9%

There are significant limitations associated with the use of Adjusted Operating Profit as compared with operating profit in gauging the performance of our business, including the limitations inherent in our determination of which fair-value changes are excluded from our operating profit to derive our Adjusted Operating Profit. SEK’s management makes these determinations using established systems and processes and on the basis of the best information available at the time of determination.

Adjusted Operating Profit represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, other than held-for-trading assets, and changes in the fair values of financial liabilities and related derivatives. The main reason why we exclude changes in the fair values of derivatives related to our financial assets and liabilities in presenting Adjusted Operating Profit is because we believe it is useful to present a measure that values derivatives used for hedging purposes and the items that they are used to hedge on the same basis.  As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging financial risk (and not for trading or speculative purposes).  Under IFRS, a derivative is always required to be carried at fair value on a company’s balance sheet while the underlying asset or liability that the derivative serves to hedge is, for one reason or another, required to be carried at amortized cost.  There are practical reasons why hedge accounting or the fair-value option may be difficult to apply to the underlying asset or liability, which gives rise to the mixed measurement of derivatives and such underlying assets or liabilities.  Therefore, we believe that Adjusted Operating Profit is a useful alternative statistical measure, in part, because it helps us understand our business results under a constant valuation methodology for derivatives and the underlying assets and liabilities they hedge.

The reason why we exclude the changes in the fair values of our financial assets other than held-for-trading assets in calculating our Adjusted Operating Profit is that we have the ability and absolute intention to hold them to maturity, and thus believe it is useful to present a supplemental statistical measure that does not “mark to market” such assets.  The reason why we exclude the changes in the fair values of financial liabilities from Adjusted Operating Profit is that we believe it is useful to present a measure that does not include adjustments in the value of such liabilities related to our own credit spread (under IFRS, a credit deterioration at SEK may produce an unrealized gain).

Adjusted Operating Profit is a non-IFRS statistical measure and should not be relied upon for any purpose by investors or considered to constitute a substitute or replacement for any IFRS financial measure, including our operating profit.